FOR IMMEDIATE RELEASE

For questions call Richard M. FitzPatrick at 770-442-6640

            MOUNTASIA BOARD ADOPTS PLAN TO ENHANCE SHAREHOLDER VALUE

            Alpharetta, Georgia, November 7, 1996. Mountasia Entertainment International, Inc. (AMEX: MBE) announced today that its Board of Directors had adopted a plan designed to enhance shareholder value. The plan includes (i) the adoption of a strategic plan to restore the Company to profitability and build long-term shareholder value, including certain management changes, (ii) provisions for the redemption of the Company's debentures that are presently convertible, (iii) providing shareholders who would like to sell their shares at a premium to current market prices rather than holding their shares for long-term appreciation the opportunity do so (the "Liquidity Option"), and (iv) providing holders of the Company's convertible debt which is not currently convertible with the opportunity for their debt to be redeemed.


Development of Business Plan

           Since the completion of its $112 million recapitalization last Summer, the Company has been involved in a comprehensive review of its operations. As a result of this review, the Company has identified a number of opportunities for improving operational results and achieving internal growth through the redevelopment, repositioning and expansion of existing parks. The Company intends to begin the implementation of these actions this Winter and expects these actions to be completed in phases over the next several years. The Company has also adopted a strategy of seeking external growth through acquisitions and through the development of additional parks. In furtherance of the latter objective, over the past few months the Company purchased the limited partnership interests which it did not already own in three existing Mountasia parks, began negotiations for the potential purchase of the interests that the Company does not presently own in another Mountasia park, began to accelerate the closing of the purchase of the interests that the Company does not presently own in an additional Mountasia park, reacquired certain domestic and international development rights which the Company had previously sold, entered into a contract to purchase a large existing family entertainment center in San Antonio, Texas and began to pursue other growth opportunities. The Company believes that its opportunities for external growth are substantial. Pursuant to the agreements entered into with the investor group last Summer, the Company has the right to call up to an additional $22.7 million of capital from the investor group to pursue growth opportunities and the investor group agreed to make up to $30 million of additional equity capital available to the Company to backstop future rights offerings made to all shareholders.

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Management Changes

           The Company also announced a series of management changes designed to position the Company to pursue its growth strategy. L. Scott Demerau, the Company's founder, president and chief executive officer, will become the full-time president of a division of the Company, the focus of which will be on acquiring existing parks, companies, sites for new parks and on identifying and pursuing new entertainment concepts for the Company. Mr. Demerau will remain a member of the Company's Board of Directors and its executive committee. A search is underway for a permanent CEO of the Company and, in the interim, the Company's new chairman, Robert A. Whitman, will serve as interim CEO without compensation (Mr. Whitman is also the co-CEO of the investor group which recapitalized the Company in late August). The Company also said that Richard M. FitzPatrick (the investor group's CFO) has been elected interim CFO of the Company. In addition, Juli Demerau, executive vice president of the Company, in order to devote additional time to family commitments, will transition to working on a part-time basis and will focus on the Company's efforts to develop substantial sponsorship relationships.

Redemption of Convertible Debt

           Under the Company's credit agreements, the Company is prohibited from redeeming any of its convertible securities unless the redemption is funded by new equity obtained since the date of the recapitalization. Under the agreements entered into in connection with the recapitalization, the investor group has the right to fund the redemption of the Company's convertible debt by contributing equity at a price equal to the conversion prices under the convertible securities. At the request of the Company and in order to comply with the guidelines of the American Stock Exchange, the investor group agreed to provide the required equity for such conversions. However, under the agreement announced today, the funds will be provided on terms more favorable to the Company than those to which the investor group is entitled under its recapitalization agreement entered into last Summer. Non-voting preferred stock will be issued which will have a higher conversion price than that specified under the previously existing agreements.

           The preferred stock will have a liquidation preference equal to the amount received by the Company for issuance, will be entitled to a 7% dividend before common dividends are paid and will not be permitted to be converted into common stock unless shareholder approval is obtained. If such approval is obtained, the conversion price will be the greater of (i) the existing conversion price under the outstanding convertible debt (plus one cent per share) and (ii) the net effective purchase price per share for the investor group's prior investment (after giving effect to the investor group's anti-dilution protections, including valuation adjustments). The Company expects to seek


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such approval at a special meeting of shareholders to be held in early 1997.

The Liquidity Option

           The Company's Board of Directors believes that current stock market prices do not adequately reflect the intrinsic value of a long-term investment in the Company, but recognizes that there may be shareholders who would prefer immediate liquidity for their shares. Accordingly, the investor group has agreed to make a non-coercive liquidity option available to all shareholders. The liquidity option will involve a tender offer for outstanding shares of Company Common Stock at $3.50 per share, net to the seller in cash, which is expected to be commenced on November 15, 1996 and to expire on January 7, 1997. None of the current members of the Company's Board intends to tender shares pursuant to the offer. Until shareholder approval is obtained, shares purchased pursuant to the offer will be voted by the investor group in the same proportion as shares are voted by other shareholders (the effect of which is to make these shares non-voting). Holders of existing convertible debt with a principal amount of approximately $15.7 million which is not presently convertible will be permitted to participate in the offer at a price which, in effect, assumes their conversion at the tender offer price.

Effect on Outstanding Shares

           As of the date of this announcement, the Company has approximately
28.0 million shares of Common Stock outstanding, of which the investor group owns 11.7 million shares. Assuming (i) the redemption of the approximately $4.6 million of 10% debentures currently outstanding through capital provided by the investor group, (ii) the conversion of all of the outstanding 9% and 9.1% debentures with an approximate principal balance of $17.1 million (whether or not sold pursuant to the Liquidity Option), and (iii) the anticipated issuance of approximately 650,000 shares in settlement of certain claims against the Company, the Company's outstanding shares of Common Stock would increase by approximately 7.7 million shares. (The specific number of shares into which the convertible debt is convertible cannot be ascertained because it is dependent in part on future events, including future market prices for the Company's Common Stock.) As previously disclosed, under the recapitalization agreement entered into with the investor group last Summer, the agreed upon valuation of the Company (assuming that all convertible subordinated debt of the Company was converted into common equity) resulted in the investor group investing $40 million in the Company in return for ownership of 45.45% of the Company's Common Stock. If at the time of the investor group's investment all convertible debt had already been converted into Common Stock, the number of shares issued to the investor group at that time would have been significantly greater than that it actually received so that the number of shares purchased by it

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represented 45.45% of the fully diluted outstanding stock (including the new shares issued upon conversion of all of the convertible debt). However, very little of the convertible debt had converted at that time, and since the agreed upon valuation assumed full conversion, the Company was required to subsequently issue a sufficient number of new shares to the investor group in connection with each future conversion that the economic value of their investment would not be diluted as a result of such conversions. As a consequence, the issuance by the Company of the approximately 7.7 million shares referred to above will result in the Company issuing approximately 6.4 million shares to the investor group without the payment of additional consideration. The net result is that the investor group will receive .8333 shares for each share issued as outlined above in order to protect it from the dilutive effects of the 7.7 million share issuance. All shares issued to the investor group in addition to its original
11.7 million shares and any shares acquired pursuant to the Liquidity Option will be non-voting until shareholder approval of such additional issuance is obtained.

Results of Operations

           The Company said that it currently expects to report a third quarter loss of $2.0 million, or $0.14 per share (including an extraordinary loss item for early extinguishment of debt of $.5 million, or $.04 per share), compared to a net loss of $1.5 million, or $0.18 per share, for the comparable period last year. The Company said that the seasonal nature of its business, the fact that certain of its parks are presently performing below expectations, the time required to redevelop selected parks and the fact that certain parks will need to be closed during redevelopment makes it unlikely that the Company will return to sustainable profitability until the effects of the Company's implementation of its business plan are realized.

General

           The Company expects to furnish to shareholders later this month additional details with respect to its strategy and the above-described developments.

           Headquartered in Alpharetta, Georgia, Mountasia Entertainment International, Inc. is a leader in the family entertainment industry now operating 47 family fun centers. Mountasia has been publicly traded since November 1993.


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